Dear Fellow Shareholders,

During its first quarter of fiscal 2008, Pacific Rim Mining Corp. continued to implement a two-pronged approach in its efforts to advance the flagship El Dorado gold project in El Salvador.

On the exploration front, the Company made substantial progress in drill-delineating the Balsamo gold deposit, located roughly 1 km southeast of the important Minita deposit on the El Dorado project. This delineation drilling has revealed that, much like the Minita deposit, Balsamo comprises a high-grade zone where both vein widths and gold grades are robust and persistent, surrounded by a gradational zone of more moderate gold grades and 1 to 2 meter vein widths.

Q1 2008 drilling at the Balsamo deposit focused on defining its upper limits and stepping out from the high grade area. The productive interval at the Balsamo deposit is deeper than the nearby Minita and South Minita deposits and remains open at depth. The Company believes that it is near to completing the drilling required to conduct a resource estimate for the Balsamo deposit. In advance of commencing the resource estimate, a number of deep holes will be drilled below the high grade core, and additional broad step-out holes will be drilled to close off mineralization in the moderate-grade halo. It is not uncommon in epithermal districts such as El Dorado that gold-bearing structures host multiple deposits; the Minita structure, which hosts the Minita, South Minita, Nueva Esperanza and possibly other deposits is an excellent example. The north-south structure that hosts the Balsamo deposit can be projected over a distance of several kilometers and ultimately this structure will be drill tested along its length in the search for additional high grade gold zones. A longitudinal map of the Balsamo deposit is available on the Company’s website www.pacrim-mining.com.

The Company has recently identified another new gold-bearing vein parallel to and 200 meters east of the Balsamo structure. The Cerro Alto vein has been intersected in a number of Balsamo-focused drill holes and locally contains attractive grades. Deeper drilling is required to determine the full extent of the gold mineralization in the Cerro Alto vein and will be undertaken during the Company’s second quarter of fiscal 2008.

The Company’s development activities during Q1 2008 continued to focus on the precursor issue of securing a mining permit for the El Dorado project. Toward this goal, the Company continued its systematic, targeted government relations initiatives during Q1 2008 in its efforts to educate government officials as well as business organizations and civil society about the economic, environmental and social impacts anticipated from a robust mining industry in El Salvador and an environmentally-friendly mine at El Dorado specifically. A number of positive studies authored by economic and environmental experts were released in El Salvador during Q1 2008, which support the Company’s position that mining in general, and the El Dorado mine in particular, will be overwhelmingly positive for El Salvador.

During the coming months Pacific Rim intends to complete the remaining drill holes required to conduct a resource estimate of the Balsamo deposit and drill test the recently discovered Cerro Alto structure with a series of holes specifically targeted at the productive interval. The Company has tentatively scheduled its consultants to perform an updated resource estimate for the El Dorado project, including the Balsamo deposit, this fall, with results anticipate before the end of calendar 2007. Finalization of this schedule will depend on completion of drilling on the Balsamo and Cerro Alto veins.

Following completion of the Balsamo and Cerro Alto delineation drilling, the Company’s El Dorado drill program will return to an exploration focus. High priority targets include northerly extensions of the Balsamo and Cerro Alto structures, structural targets to the east of Cerro Alto, and a multitude of targets in the south El Dorado claim area including the Minita structure, Nance Dulce area, Hacienda and Gallardo structures. All of these targets have documented gold on surface or in older drill holes and have had either no, or very limited, previous drilling. The El Dorado project has extremely good blue sky exploration potential.

On behalf of the board of directors,

“Thomas Shrake”	“Catherine McLeod-Seltzer”
Thomas C. Shrake	Catherine McLeod-Seltzer
President and CEO	Chairman

September 10, 2007
Vancouver, BC